UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73904 / December 22, 2014

Admin. Proc. File No. 3-16136

In the Matter of

CORRIDOR VENTURES II ACQUISITION
CORP.,
DONG XIN CHEMICAL CO., LTD.,
SILICA RESOURCES CORP.,
SK SHASTA ACQUISITION CORP. 1,
SK SHASTA ACQUISITION CORP. 2,
SK SHASTA ACQUISITION CORP. 3, and
SK SHASTA ACQUISITION CORP. 4

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Corridor Ventures II Acquisition Corp., Dong Xin Chemical Co., Ltd., Silica Resources Corp., SK Shasta Acquisition Corp. 1, SK Shasta Acquisition Corp. 2, SK Shasta Acquisition Corp. 3, or SK Shasta Acquisition Corp. 4 and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to Corridor Ventures II Acquisition Corp., Dong Xin Chemical Co., Ltd., Silica Resources Corp., SK Shasta Acquisition Corp. 1, SK Shasta

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Corridor Ventures II Acquisition Corp., Dong Xin Chem. Co., Ltd., Silica Res. Corp., Sino Oil & Gas Pipe Holdings, Ltd., Silica Res. Corp., SK Shasta Acquisition Corp. 1, SK Shasta Acquisition Corp. 2, SK Shasta Acquisition Corp. 3, and SK Shasta Acquisition Corp. 4,* Initial Decision Rel. No. 700 (Oct. 24, 2014), 110 SEC Docket 01, 2014 WL 5408502 . The Central Index Key numbers are: 1498398 for Corridor Ventures II Acquisition Corp.; 1475204 for Dong Xin Chemical Co., Ltd.; 1368505 for Silica Resources Corp.; 1439245 for SK Shasta Acquisition Corp. 1; 1439242 for SK Shasta Acquisition Corp. 2; 1439241 for SK Shasta Acquisition Corp. 3; and 1439240 for SK Shasta Acquisition Corp. 4.

Acquisition Corp. 2, SK Shasta Acquisition Corp. 3, and SK Shasta Acquisition Corp. 4.   The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Corridor Ventures II Acquisition Corp., Dong Xin Chemical Co., Ltd., Silica Resources Corp., SK Shasta Acquisition Corp. 1, SK Shasta Acquisition Corp. 2, SK Shasta Acquisition Corp. 3, and SK Shasta Acquisition Corp. 4 are hereby revoked.

  For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

           Brent J. Fields
             Secretary

INITIAL DECISION RELEASE NO. 700
ADMINISTRATIVE PROCEEDING
File No. 3-16136

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
CORRIDOR VENTURES II ACQUISITION CORP., DONG XIN CHEMICAL CO., LTD., SILICA RESOURCES CORP., SINO OIL & GAS PIPE HOLDINGS LTD., SK SHASTA ACQUISITION CORP. 1, SK SHASTA ACQUISITION CORP. 2, SK SHASTA ACQUISITION CORP. 3, and SK SHASTA ACQUISITION CORP. 4	INITIAL DECISION OF DEFAULT AS TO SEVEN RESPONDENTS October 24, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Corridor Ventures II Acquisition Corp. (Corridor), Dong Xin Chemical Co., Ltd. (Dong Xin), Silica Resources Corp. (Silica), SK Shasta Acquisition Corp. 1 (SK Shasta 1), SK Shasta Acquisition Corp. 2 (SK Shasta 2), SK Shasta Acquisition Corp. 3 (SK Shasta 3), and SK Shasta Acquisition Corp. 4 (SK Shasta 4) (collectively, the Defaulted Respondents).[1] The revocations are based on the Defaulted Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 18, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the Defaulted Respondents each

[1] I have received no evidence to date that Sino Oil & Gas Pipe Holdings Ltd. has been served with the OIP.

have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13. A Declaration of Service filed by the Division of Enforcement on September 26, 2014, shows that Corridor's registered agent was personally served with the OIP on September 23, 2014, and a Declaration to Assist Secretary with Record of Service filed October 2, 2014, by the Division shows that the remaining six Defaulted Respondents were served with the OIP by mail by October 1, 2014, all in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii); accordingly, the Defaulted Respondents' Answers were due by October 14, 2014. OIP at 4; 17 C.F.R. §§ 201.160(b), .220(a)-(b). To date, no Defaulted Respondent has filed an Answer.

FINDINGS OF FACT

The Defaulted Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Corridor, Central Index Key (CIK) No. 1498398, is a revoked Nevada corporation located in Bejing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Corridor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $8,107 from the company's February 22, 2010, inception to June 30, 2011.

Dong Xin, CIK No. 1475204, is a void Delaware corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dong Xin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $11,740 from the company's October 8, 2008, inception to June 30, 2011.

Silica, CIK No. 1368505, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Silica is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $1,278,014 from the company's October 7, 2005, inception to December 31, 2010.

SK Shasta 1, CIK No. 1439245, is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SK Shasta 1 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $53,032 from the company's May 2, 2008, inception to July 31, 2011.

SK Shasta 2, CIK No. 1439242, is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). SK Shasta 2 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $52,805 from the company's May 2, 2008, inception to July 31, 2011.

SK Shasta 3, CIK No. 1439241, is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SK Shasta 3 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $53,036 from the company's May 2, 2008, inception to July 31, 2011.

SK Shasta 4, CIK No. 1439240, is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SK Shasta 4 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $53,010 from the company's May 2, 2008, inception to July 31, 2011.

In addition to their repeated failures to file timely periodic reports, the Defaulted Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Defaulted Respondents failed to file timely periodic reports. As a result, the Defaulted Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Defaulted Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Defaulted Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Defaulted Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Defaulted Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Defaulted Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Corridor Ventures II Acquisition Corp., Dong Xin Chemical Co., Ltd., Silica Resources Corp., SK Shasta Acquisition Corp. 1, SK Shasta Acquisition Corp. 2, SK Shasta Acquisition Corp. 3, and SK Shasta Acquisition Corp. 4 are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge